

August 20, 2012

Via E-mail
Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

  Re: **BOK Financial Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 28, 2012
     Form 10-Q for Quarterly Period Ended March 31, 2012
     Filed May 8, 2012
     Form 10-Q for Quarterly Period Ended June 30, 2012
     Filed August 7, 2012
     File No. 000-19341

Dear Mr. Nell:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 6

1. In order to provide investors with a better understanding of how the risks presented in this section could adversely impact your business and operations, please expand your disclosure to quantify the following:

- the portion of your total loans relating to the energy industry (p. 6);

- the "significant exposure to internationally active domestic financial institutions" (p. 7);

- the "substantial holdings" of residential mortgage-backed securities and mortgage servicing rights (p. 7);

- the impact on your revenue as a result of the regulatory limits on overdraft fees and interchange revenue (p. 8); and

- the percent of your shares held by Mr. Kaiser (p. 9).

Management's Discussion and Analysis of Financial Condition…, page 12

Assessment of Operations – Other Operating Revenue, page 21

Table 5 – Gain (Loss) on Mortgage Servicing Rights, Net of Economic Hedges, page 23

2.   We note that the fair value of your mortgage servicing rights decreased by $40.4 million during 2011 as a result of increased prepayments due to lower mortgage rates. We further note that your loss on mortgage servicing rights, net of economic hedges during the period was $13.1 million. Please tell us why these amounts are so much larger than what was indicated by your sensitivity disclosures provided on page 98 of your 2010 Form 10-K. Additionally, with respect to your MSR sensitivity disclosures provided on page 107, in future filings, to the extent appropriate, please provide sensitivities based on more reasonably likely changes in the key assumptions.

Quantitative and Qualitative Disclosures about Market Risk, page 66

Trading Activities, page 67

3.   We note that you use a Value at Risk ("VaR") methodology to measure the market risk inherent in your trading activities. Please revise your future filings to provide the following additional disclosures:

- specify the confidence level and time horizon used in your VaR model;

- disclose your average, high and low VaR by type of risk (e.g., interest rate, equity, energy, foreign exchange, etc.) for each period presented; and

- quantify the number of times that actual trading losses exceeded VaR during the periods presented. Refer to Regulation S-K Item 305.

Notes to Consolidated Financial Statements, page 75

Note 1 – Significant Accounting Policies, page 74

Allowance for Loan Losses and Off-Balance Sheet Credit Losses, page 78

4.   In your general allowances for unimpaired loans you state that for risk graded loans, estimated loss rates are developed using historical gross loss rates, as adjusted for changes in risk grading and inherit risk identified by loan class. Further, you say that loss rates are adjusted upward or downward in proportion to increasing or decreasing risk. Please revise future filings to present additional granularity regarding adjustments made to historical losses. In this regard, discuss the types of adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is basis for the adjustments (for example, current delinquency and foreclosure statistics, national, regional and local economic factors and trends, and home prices forecasts). Please also explain how expected recoveries are factored into your allowance calculation given that gross historical loss rates appear to be the basis for your general allowance component.

Note 4 – Loans, page 92

Credit Quality Indicators, page 93

Troubled Debt Restructurings, page 101

5.   We note the information provided in the tables on page 101 regarding troubled debt restructurings (TDRs). Please revise your future filings to disclose the following.

- For loans modified in a TDR during the period, provide quantitative information about how such loans were modified (e.g., payment extensions, renewals, interest rate concessions, etc.). Refer to ASC 310-10-50-33(a)(1).

- Quantify by class of financing receivable the amount of loans modified as TDRs within the previous 12 months and for which there was a payment default during the period. Please also explain how you define a payment default. Refer to ASC 310-10-50-34.

6.   As a related matter, we note that your tabular disclosure of TDRs does not appear to include your $33 million portfolio of renegotiated loans. We further note your disclosure on pages 55 and 77 regarding such renegotiated residential mortgage loans. Please explain why such loans (which appear to be classified as TDRs) have been excluded from your TDR table. Please also clarify whether you classify your renegotiated loan portfolio as impaired and whether impairment on such loans is measured pursuant to ASC 310-30.

Finally, clarify whether you have any modified, renewed or renegotiated loans that are not classified as TDRs and if so, the reasons for not classifying these loans as such.

Item 15. Exhibits, Financial Statement Schedules, page 139

7.   Please update the exhibit index to include your credit facility, the 2011 True-Up Plan and the amended Executive Incentive Plan, as well as any other exhibits required by Item 601 of Regulation S-K. We note that you omitted the schedules to the credit agreement when you filed it on Form 8-K on June 14, 2011. Please re-file the credit agreement in its entirety.

Definitive Proxy Statement on Schedule 14A, filed March 15, 2012

Compensation Discussion and Analysis, page 24

Components of Executive Compensation, page 29

8.   We note that the Independent Compensation Committee seeks to align salaries with the median of the peer bank group, but that the Committee also considers individual experience and performance, as well as your financial success, in determining base salary amounts. Please expand your disclosure to explain the elements of corporate and individual performance considered by the Committee in setting base salaries for your named executive officers. Also disclose whether the base salaries are actually at the peer group median. To the extent that base salary amounts deviate from the peer group median, please add disclosure explaining why. In your response, please provide this disclosure as it would have appeared in your 2012 proxy statement.

Annual Incentive Bonus, page 30

9.   Please provide the following information to clarify how you calculate annual incentive awards for your named executive officers. In your response, please provide this disclosure as it would have appeared in your 2012 proxy statement.

- Please disclose the company's EPS Percentile Ranking and the Peer Bank Annual Bonus Matches used to determine annual incentive awards for your named executive officers.

- Please explain how the Chief Executive Officer determines the percentages of base salary that are used as Business Unit Annual Incentive Bonus target opportunities and disclose the target opportunities for Messrs. Bradshaw, Ellinor and Cotter.

- Please disclose what percentiles for credit quality you achieved that translated into Mr. Cotter attaining 140.4% and 129.1% of his target in 2011 and over the past two years, respectively.

Long Term Incentive Compensation, page 31

10. Please disclose the median amounts of the Peer Bank Long Term Incentive Compensation used to determine option and restricted stock awards granted to your named executive officers.

Summary Compensation Table, page 38

11. We refer to your disclosure in footnote three to the summary compensation table, where you indicate that you estimated the annual cash incentive amount for Mr. Lybarger since "one member of the peer group had not reported year-end results" as of the date that you filed your proxy statement.

- Please file a Form 8-K that discloses the annual cash incentive award under Item 5.02(f).

- Please tell us how you concluded that the omission of the peer group member's information did not impact compensation for your other named executive officers.

Form 10-Q for Quarterly Period Ended March 31, 2012

Note 11 – Fair Value Measurements, page 94

12. We note that the fair values of your Level 2 financial instruments are determined based on a single price obtained from a third-party pricing service. We further note that you evaluate the methodologies employed by the third-party pricing service and discuss significant differences between the pricing service provided value and other sources with the pricing service to understand the basis for their values. Please revise your future filings to clearly state whether you make adjustments to the prices you receive from the third-party pricing service when significant differences are identified.

13. We note that you have classified certain assets and liabilities measured at fair value on a recurring and non-recurring basis as Level 3 in the fair value hierarchy, including certain trading, municipal and other tax-exempt and other debt securities, certain impaired loans, and real estate and other repossessed assets. However, we were unable to locate a description of the valuation processes used (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2-f and 820-10-55-105. Please revise your future filings to provide these disclosures.

14.   As a related matter, we note that you provide quantitative disclosures about the significant unobservable inputs used in your Level 3 fair value measurements. In the interest of transparency, please consider revising your future filings to provide these disclosures in a tabular format similar to the example provided in ASC 820-10-55-103. Please also ensure that your disclosures include a description of the valuation technique(s) and the weighted average of the inputs used in these fair value measurements.

15.   We note that the fair value of the portfolio investments of your two private equity funds are based upon net asset value reported by the underlying funds. Please revise your future filings to disclose information regarding the nature and risk of the investments by class and whether these investments are probable of being sold at amounts different from net asset value per share. Refer to ASC 820-10-55-64A.

Fair Value of Assets and Liabilities Measured on a Non-Recurring Basis, page 99

16.   We note that you have classified certain impaired loans and real estate and other repossessed assets measured at fair value on a non-recurring basis as Level 3 in the fair value hierarchy. However, we were unable to locate any quantitative disclosures about the significant unobservable inputs used in these fair value measurements as required by ASC 820-10-50-2-bbb. Please revise your future filings to provide these disclosures.

Form 10-Q for Quarterly Period Ended June 30, 2012

Summary of Loan Loss Experience, page 39

17.   We note that you recorded a negative provision for credit losses for 2011 as well as the three and six months ended June 30, 2012. We further note you attribute this reduction in credit losses in both 2011 and 2012 to a continued trend of declining charge-offs, reduced nonaccruing loans and improvements in other credit quality factors. Please revise your disclosure in future filings to describe in more detail the reasons for such reductions in your allowance for credit losses, including a discussion of the credit trends experienced in each portfolio segment as well as any significant changes in your nonspecific allowance.

18.   We note that your accrual for off-balance sheet credit losses as of June 30, 2012, March 31, 2012 and December 31, 2011 included $7.1 million, which was refunded to the City of Tulsa subsequent to June 30, 2012, related to an Oklahoma Supreme Court ruling that reversed a loan settlement agreement between you and the City of Tulsa. We further note that the refund of this settlement will increase third quarter net charge-offs. Please address the following:

- Revise your future filings to clarify the types of off-balance sheet items that are covered by the allowance for off-balance sheet credit losses.

- Revise your disclosure in future filings to discuss the reasons for significant changes in your allowance for off-balance sheet credit losses. In this regard, we note that you recorded a significant reduction in this allowance during 2011 if you exclude the $7.1 million refund accrual referenced above.

- Explain why the refund of this settlement will increase third quarter net charge-offs. In this regard, clarify whether the settlement was recorded as a recovery of amounts previously charged-off during a prior period and then during the third quarter the refund will be shown as a negative recovery.

- Tell us whether the reversal of this settlement has any impact on the historical loss rates used in your calculation of the general component of your allowance or has otherwise been considered in determining your allowance for loan losses.

Note 5 – Mortgage Banking Activities, page 94

Residential Mortgage Servicing, page 99

19.   We note on page 100 that you disclose stratification of the residential mortgage loan servicing portfolio and outstanding principal of loans serviced for others by interest rate. Please tell us and revise your disclosure in future filings to clarify how the weighted average prepayment rate is calculated and specifically explain why the weighted average prepayment rate for loans with a coupon of 6.00%-6.99% is lower than the weighted average prepayment rate for loans with a coupon of 5.00%-5.99%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director